UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 10, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Progenics Pharmaceuticals, Inc.

File No. 000-23143 - CF#23321

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Progenics Pharmaceuticals, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 13, 2009.

Based on representations by Progenics Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.29	through October 16, 2018
Exhibit 10.30	through October 16, 2018
Exhibit 10.31	through October 16, 2018
Exhibit 10.32	through October 16, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel